Points International Ltd. Reports First Quarter 2017 Financial Results

First Quarter Gross Profit1 of $11.1 Million Increased 9% year-over-year

First Quarter Net Income of $0.9 Million and Adjusted EBITDA2 of $2.9 Million, Consistent with Prior Year

Toronto, Canada, May 3, 2017 – Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, today announced results for the first quarter ended March 31, 2017.

“2017 is off to a good start in executing our diversification strategy as we look to the future. Our core business shows no signs of abatement, with strong organic growth coupled with both expansion of current and additions of new partnerships. Built off this foundation, our two growth initiatives are indicating strong financial and strategic momentum that points to accretive Adjusted EBITDA in 2018 and beyond,” stated Rob MacLean, CEO. “Importantly, for each of our three business segments: Loyalty Currency Retailing, where our Buy, Gift & Transfer services represent the bulk of the activity, Points Travel and Platform Partners, we saw first quarter gross profit increase year-over-year. As we leverage our unique position in the market, we remain optimistic in both the continued success of our core business and that our newer businesses are on track to become meaningful financial and strategic contributors to our long term growth.”

First Quarter 2017 Financial Results
(Unless otherwise stated, all comparisons are on a year-over-year basis and all amounts are in USD$. The complete first quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.)

  Revenue increased to $82.9 million from $73.6 million. Principal Revenues totaled $79.5 million and Other Partner Revenue was $3.4 million.
  Gross Profit grew 9% to $11.1 million, compared to $10.2 million.
  Total Adjusted Operating Expenses3 were $8.2 million, compared to $7.2 million.
  Net Income totaled $0.9 million, or $0.06 per diluted share, consistent with Net Income of $0.9 million, or $0.06 per diluted share.

____________________________________________
1 Gross profit is defined as total revenues less the direct cost of revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, share-based compensation and impairment of long-term investments) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.
3 Adjusted Operating Expenses consists of employment expenses excluding stock based compensation, marketing and communications, technology services, and other operating expenses. Adjusted Operating Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

  Adjusted EBITDA was $2.9 million, consistent with $3.0 million.

Recent Business Highlights

  Expanded partnership with Hilton, the world’s fastest growing hospitality company, to launch Points Pooling, enabling Hilton Honors members the ability to combine, or pool points with up to 10 friends or family members, for free.
  Launched a new Currency Retailing collaboration with WestJet to offer Points’ Buy service to the WestJet Rewards program. WestJet Rewards members will now be able to buy WestJet dollars, increasing the value, revenue and engagement opportunities for WestJet Rewards.
  Launched All Nippon Airways (ANA) Global Hotels and Car Rentals travel booking service, leveraging the full suite of Points Travel functionality to give members the ability to book using their Mileage Club miles or earn miles on hotel and car rental bookings. In collaboration with Collinson Latitude, Points will also launch ANA Global Mileage Mall and ANA Global Selection for additional opportunities to earn or redeem awards.
  Launched Currency Retailing functionality for Etihad Airways, one of the largest Middle Eastern carriers, enabling members to purchase Etihad Guest Miles.
  Launched a partnership with Copa Airlines to enable ConnectMiles program members to buy, gift or transfer their reward miles.
  Recognized by Canada’s Top 100 Employers as one of Canada’s Top Small and Medium Employers, and by Great Places to Work Canada as one of Canada’s top 50 Best Medium Workplaces and Best Workplaces for Women. This marks the second consecutive year that Points has received these honours.

Outlook

The Company is reiterating financial guidance for the year ending December 31, 2017, as follows:

  Gross profit is expected to increase up to 10% from 2016
  Adjusted EBITDA is expected to increase up to 10% from 2016

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International callers should dial (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, May 17, 2017, by dialing (844) 512-2921 in the U.S. and Canada and (412) 317-6671 internationally and entering the passcode 13660715.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (Nasdaq: PCOM), is the global leader in providing loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: Loyalty Currency Retailing, which includes the Buy, Gift & Transfer services, retails loyalty points and miles directly to consumers; Points Travel, which helps loyalty programs increase program revenue from hotel and car bookings, providing more opportunities for members to earn and redeem loyalty rewards more quickly; and Platform Partners, a multi-channel service offering which provides developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, potential for growth in revenue and gross margin and our guidance for 2017 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Use of Non-GAAP Measures

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Director’s in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Contact:	Points Investor Relations
ICR, Inc.
Garo Toomajanian
ir@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit4 Information

Expressed in thousands of United States dollars
	For the three months ended

	March 31, 2017	March 31, 2016

Total Revenue	$82,858	$73,560
Direct cost of revenue	71,782	63,365
Gross Profit	$11,076	$10,195
Gross Margin	13%	14%

Reconciliation of Net Income to Adjusted EBITDA5

Expressed in thousands of United States dollars
	For the three months ended

	March 31, 2017	March 31, 2016

Net Income	$852	$893
Income tax expense	391	396
Depreciation and amortization	990	930
Foreign exchange loss (gain)	(6)	80
Stock-based compensation	673	668
Adjusted EBITDA	$2,900	$2,967

____________________________________________
4 Gross Profit is defined as total revenues less the direct cost of revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
5 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, share-based compensation and impairment of long-term investments) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Expenses to Adjusted Operating Expenses6

Expressed in thousands of United States dollars

	For the three months ended

	March 31, 2017	March 31, 2016

Total Expenses	$81,615	$72,271
Subtract (add):
Direct cost of revenue	71,782	63,365
Depreciation and amortization	990	930
Foreign exchange loss (gain)	(6)	80
Stock-based compensation	673	668
Adjusted Operating Expenses	$8,176	$7,228

____________________________________________
6 Adjusted Operating Expenses consists of employment expenses excluding stock based compensation, marketing and communications, technology services, and other operating expenses. Adjusted Operating Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at	March 31,	December 31,
	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$42,634	$46,492
Short-term investments	10,033	10,033
Restricted cash	500	500
Funds receivable from payment processors	4,848	10,461
Accounts receivable	5,784	4,057
Prepaid expenses and other assets	1,431	1,475
Total current assets	$65,230	$73,018

Non-current assets
Property and equipment	1,853	1,750
Intangible assets	16,366	16,896
Goodwill	7,130	7,130
Deferred tax assets	1,797	1,725
Other assets	2,715	2,715
Total non-current assets	$29,861	$30,216
Total assets	$95,091	$103,234

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,295	$6,335
Income taxes payable	365	1,638
Payable to loyalty program partners	45,683	53,242
Current portion of other liabilities	1,117	771
Total current liabilities	$52,460	$61,986

Non-current liabilities
Deferred tax liabilities	141	211
Other liabilities	659	719
Total non-current liabilities	$800	$930

Total liabilities	$53,260	$62,916

SHAREHOLDERS’ EQUITY
Share capital	58,586	58,412
Contributed surplus	10,310	9,881
Accumulated other comprehensive income (loss)	(69)	(127)
Accumulated deficit	(26,996)	(27,848)
Total shareholders’ equity	$41,831	$40,318
Total liabilities and shareholders’ equity	$95,091	$103,234

Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	2017	2016

REVENUE
Principal	$79,488	$70,741
Other partner revenue	3,353	2,773
Interest	17	46
Total Revenue	$82,858	$73,560

EXPENSES
Direct cost of revenue	71,782	63,365
Employment costs	5,881	5,903
Marketing and communications	525	326
Technology services	432	374
Depreciation and amortization	990	930
Foreign exchange (gain) loss	(6)	80
Operating expenses	2,011	1,293
Total Expenses	$81,615	$72,271

OPERATING INCOME BEFORE INCOME TAXES	$1,243	$1,289

Income tax expense	391	396
NET INCOME	$852	$893

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivatives designated as cash flow hedges	150	820
Income tax effect	(40)	(217)

Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges	(70)	308
Income tax effect	18	(82)
Other comprehensive income for the period, net of income tax	$58	$829

TOTAL COMPREHENSIVE INCOME	$910	$1,722

EARNINGS PER SHARE
Basic earnings per share	$0.06	$0.06
Diluted earnings per share	$0.06	$0.06

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars except				Accumulated
number of shares			Contributed	other	Accumulated	Total
(Unaudited)	Share Capital		Surplus	comprehensive	deficit	shareholders’
	Number			income		equity
	of Shares	Amount		(loss)

Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net lncome	-	-	-	-	852	852
Other comprehensive income, net of tax	-	-	-	58	-	58
Total comprehensive income	-	-	-	58	852	910
Effect of share option compensation plan	-	-	107	-	-	107
Effect of RSU compensation plan	-	-	566	-	-	566
Share issuances – RSUs	-	210	(210)	-	-	-
Shares repurchased	(9,300)	(36)	(34)	-	-	(70)
Balance at March 31, 2017	14,869,374	$58,586	$10,310	$(69)	$(26,996)	$41,831

Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net lncome	-	-	-	-	893	893
Other comprehensive loss, net of tax	-	-	-	829	-	829
Total comprehensive income	-	-	-	829	893	1,722
Effect of share option compensation plan	-	-	204	-	-	204
Effect of RSU compensation plan	-	-	464	-	-	464
Share issuances – RSUs	-	296	(296)	-	-	-
Shares repurchased	(33,800)	(132)	(138)	-	-	(270)
Balance at March 31, 2016	15,272,602	$59,457	$10,093	$205	$(25,440)	$44,315

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	2017	2016

Cash flows from operating activities
Net income for the period	$852	$893
Adjustments for:
Depreciation of property and equipment	200	236
Amortization of intangible assets	790	694
Unrealized foreign exchange loss	169	224
Equity-settled share-based payment expense	673	668
Deferred income tax expense (recovery)	(164)	13
Unrealized net gain on derivative contracts designated as cash flow hedges	80	1,128
Changes in non-cash balances related to operations	(5,656)	(8,226)
Net cash used in operating activities	$(3,056)	$(4,370)

Cash flows from investing activities
Acquisition of property and equipment	(303)	(116)
Additions to intangible assets	(260)	(682)
Net cash used in investing activities	$(563)	$(798)

Cash flows from financing activities
Shares repurchased	(70)	(270)
Net cash used in financing activities	$(70)	$(270)

Effect of exchange rate fluctuations on cash held	(169)	(223)

Net decrease in cash and cash equivalents	$(3,858)	$(5,661)
Cash and cash equivalents at beginning of the period	$46,492	$51,364
Cash and cash equivalents at end of the period	$42,634	$45,703

Interest Received	$23	$37

Taxes Paid	$(1,773)	$(266)

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.